Exhibit 99.4

UNITED UTILITIES RECEIVES FAVOURABLE DRAFT INTERIM DETERMINATION OF K

5 NOVEMBER 2003

United Utilities PLC has today received Ofwat’s draft determination on its Interim Determination of K (“IDoK”) application, which was submitted earlier in the year.

In its draft determination Ofwat has used a counter notice relating to costs already incurred and forecast to be incurred on the capital programme dealing with unsatisfactory intermittent discharges (“UIDs”), and has stated that it wishes to consider further evidence on this programme before arriving at a final conclusion.

Ofwat notes that United Utilities is not satisfied that certain projects in the programme relating to a number of catchment areas deliver appropriate benefits to customer relative to the costs incurred. In arriving at its draft determination Ofwat has eliminated the allowed expenditure for these projects, and expects to substitute the costs of revised schemes as agreed by the company with the Environment Agency and DEFRA. Whilst it is possible that such revised schemes may be agreed in a time frame to allow recovery of these costs in the prices set from 1 April 2004, recognition of these costs may be deferred until the price review, and recovered in prices from 1 April 2005.

Ofwat has indicated that if all the outstanding issues relating to UIDs were to be dealt within the final determination, the likely outcome would be a further increase in United Utilities’ real prices of 10 per cent in 2004/05. This is in addition to an allowed real price increase of 4.5 per cent for 2004/05, which was set at the 1999 Periodic Review.

If these outstanding issues cannot be dealt with in the final determination, Ofwat have proposed that the company should be allowed to increase real prices by a further 3.7 per cent, to 8.2 per cent, in 2004/05.

Including this additional price adjustment, customers’ bills in the North West of England in 2004/05 would, after adjusting for inflation, return to the same level as they were at 1999/2000. This means that average prices for customers, over the 2000-05 period, would be 7 per cent lower in real terms compared to 1999/2000.

Ofwat is due to release its final determination on United Utilities’ IDoK application in December.

United Utilities Chief Executive, John Roberts said:

“We welcome Ofwat’s decision to recognise additional costs which were unforeseen when prices were set at the last Periodic Review.

“Allowing for this determination, average prices in the North West, in real terms, will still be 7 per cent lower on average per annum during 2000-05 compared to 1999/2000. This is despite the £3 billion capital investment programme to improve environmental and water quality standards that we have been required to deliver.

“Looking forward, we outlined in our recent draft business plan that we expect to be required to deliver further investment to raise environmental standards, and this will be a principal factor driving additional price increases during 2005-10. The price increase announced by Ofwat today will mitigate the future price increases proposed in our draft business plan, on a pound-for-pound basis.”

United Utilities’ Contacts:

John Roberts, Chief Executive	01925 237000
Simon Batey, Finance Director	01925 237000

Simon Bielecki, Investor Relations Manager	01925 237033
Evelyn Brodie, Head of Corporate and Financial Communications	020 7307 0309